
10035431

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 21590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarendon Insurance Agency, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane F. Jette 781-446-1208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116-5022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarendon Insurance Agency, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BARBARA HELEN HARGRAVES
NOTARY PUBLIC
MY COMM. EXPIRES OCT. 22, 2010

Jane F. Jette
Signature

Financial Operations Principal and Treasurer
Title

Barbara Helen Hargraves
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley Hills, MA 02481-5699

We have audited the accompanying statement of financial condition of Clarendon Insurance Agency, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Clarendon Insurance Agency, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the financial statements, the majority of revenue earned and expenses incurred by the Company is the result of transactions with related parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



February 25, 2010

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2009

ASSETS	
Cash	$ 953,507
Receivable from affiliates	541,166
TOTAL ASSETS	$ 1,494,673
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to affiliates	$ 541,166
Total liabilities	541,166
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value-150,000 shares authorized, 600 shares issued and outstanding	600
Additional paid-in capital	1,244,400
Accumulated deficit	(291,493)
Total stockholder's equity	953,507
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,494,673

The accompanying notes are an integral part of these financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

INCOME:	
Distribution fee income	$ 3,818,004
Total income	3,818,004
EXPENSES:	
Distribution fee expense	3,818,004
Commissions and other compensation expenses	187,962
Compliance expense	138,179
Audit fees	27,910
Licensing and exam fees	8,390
Less: Expense reimbursement from Parent	(362,441)
Total expenses	3,818,004
NET INCOME	$ -

The accompanying notes are an integral part of these financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - January 1, 2009	600	$ 600	$ 744,400	$ (291,493)	$ 453,507
Capital contribution from Parent	-	-	500,000	-	500,000
Net income	-	-	-	-	-
BALANCE - December 31, 2009	600	$ 600	$ 1,244,400	$ (291,493)	$ 953,507

The accompanying notes are an integral part of these financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Changes in assets and liabilities:	
Receivable from affiliates	(419,813)
Payable to affiliates	419,813
Net cash provided by operating activities	-
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contribution from Parent	500,000
Net cash provided by financing activities	500,000
NET INCREASE IN CASH	500,000
CASH - Beginning of year	453,507
CASH - End of year	$ 953,507

The accompanying notes are an integral part of these financial statements

1. BUSINESS AND ORGANIZATION

Clarendon Insurance Agency, Inc. (the "**Company**") is a Financial Industry Regulatory Authority ("**FINRA**") registered broker-dealer and acts as principal underwriter and general distributor for the sale of variable annuities and variable life insurance policies offered by its parent, Sun Life Assurance Company of Canada (U.S.) (the "**Parent**"), and Sun Life Insurance and Annuity Company of New York, an affiliate. The Company does not carry securities accounts for customers or perform securities custodial functions.

During 2009, the Company received a capital contribution from the Parent of $500,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("**GAAP**").

Use of Estimates— The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income and Expenses — Distribution fee income is recognized as revenue when the services are provided. Distribution fee expense is accrued daily based on a rate determined by intercompany servicing agreements. Other expenses are allocated from the Parent and recognized when incurred.

New and Adopted Accounting Pronouncements— In June 2009, the Financial Accounting Standards Board ("**FASB**") issued Accounting Standards Codification ("**ASC**") Topic 105, "Generally Accepted Accounting Principles." This guidance establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. FASB ASC Topic 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted FASB ASC Topic 105 on December 31, 2009.

The Company has adopted certain provisions of FASB ASC Topic 855, "Subsequent Events," which were originally issued in May 2009. This topic requires evaluation of subsequent events through the date that the financial statements are issued or are available to be issued. FASB ASC Topic 855 sets forth the period under which the reporting entity should evaluate the subsequent events to be recognized or disclosed, the circumstances under which the reporting entity should recognize the events or transactions that occur after the balance sheet date, and the disclosures that the reporting entity should make about the subsequent events. This guidance is effective for interim reporting periods ending after June 15, 2009. Events that have occurred subsequent to December 31, 2009 have been evaluated by the Company's management in accordance with FASB ASC Topic 855 through February 25, 2010. The Company has not identified any subsequent events requiring financial statement disclosure or adjustment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New and Adopted Accounting Pronouncements (continued) — The Company has adopted certain provisions of FASB ASC Topic 820, "Fair Value Measurements," which were originally issued in April 2009. This issuance provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity for the asset or liability, as well as guidance on identifying circumstances that indicate a transaction is not orderly. FASB ASC Topic 820 also requires annual and interim disclosure of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any during the period, and definitions of each major category for equity and debt securities, as described in FASB ASC Topic 320, "Investments- Debt and Equity Securities." The Company adopted the above-noted aspects of FASB ASC Topic 820 on April 1, 2009; such adoption did not have an impact on the Company's financial statements.

Accounting Pronouncements Not Yet Adopted— In August 2009, the FASB issued Accounting Standards Update ("**ASU**") No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value." This update will amend FASB ASC Topic 820 and provides clarification regarding the valuation techniques required to be used to measure the fair value of liabilities where quoted prices in active markets for identical liabilities are not available. In addition, this update clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance provided in ASU No. 2009-05 is effective for the first reporting period, including interim periods, beginning after issuance. The Company adopted this guidance on January 1, 2010. The adoption of this guidance did not have an impact on the Company's financial statements.

3. RELATED-PARTY TRANSACTIONS

The Parent keeps related records on behalf of the Company to record income and expenses. The Company performs certain marketing functions for the variable insurance products issued by the Parent and affiliates and earns all of its commission income from the sale of variable annuities. The Company incurs a corresponding commission expense with third-party agents and brokers and affiliates. In addition, the Company performs certain distribution and underwriting services for the Parent's and affiliates' separate accounts. The Company earns a distribution fee from the affiliated separate accounts and incurs a corresponding distribution fee expense with affiliated companies.

The Company has an administrative services agreement with its Parent under which the Company has agreed to pay the Parent for the cost of services and facilities provided. The Company also has a principal underwriter's agreement with its Parent under which the Parent has agreed to reimburse the Company for the cost of services provided under the agreement. For the year ended December 31, 2009, the expense reimbursement received from the Parent was $362,441, which is shown in the Statement of Operations as an offset to expenses incurred.

The Company's operations consist solely of activities performed for affiliated companies and may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

4. FAIR VALUE MEASUREMENTS

The following section applies the FASB ASC Topic 820 fair value hierarchy and disclosure requirements to the Company's financial instruments that are carried at fair value. FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB ASC Topic 820 does not change existing guidance as to whether or not an instrument is carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

A fair value hierarchy is established which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (i.e., Level 1, 2 and 3). Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into the three level hierarchy described above. If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair Value Hierarchy

The following table presents the Company's categories for its assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Cash	$953,507	-	-	$953,507
Total assets measured at fair value on a recurring basis	$953,507	-	-	$953,507

Cash is considered a Level 1 fair value asset, due to the short-term nature and liquidity of the balance.

The Company does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2009.

5. INCOME TAXES

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the realizability of such amounts. The Company had no deferred tax assets or liabilities at December 31, 2009.

The Company is included in the consolidated tax return of the Parent and affiliates for state and federal income tax reporting. Federal and state income amounts are allocated among members of the consolidated tax group based upon separate return calculations. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal and state tax payment. The Company had no tax liability at December 31, 2009.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits ("**UTBs**") in other expense. A review of the Company's income tax filings was performed and no uncertain tax positions were identified. Therefore, the Company did not record a liability for UTBs at December 31, 2009.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1of the Securities and Exchange Act of 1934, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2009 was $412,341, which was greater than the required net capital of $36,078 by $376,263. The ratio of aggregate indebtedness to net capital was 1.31 to 1.

During 2009, the Company received a capital contribution from the Parent of $500,000.

7. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

* * * * *

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2009

		2009
CAPITAL:		
Stockholder's equity	$	953,507
DEDUCTIONS:		
Nonallowable assets- Receivable from affiliates		541,166
NET CAPITAL	$	412,341
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	541,166
MINIMUM DOLLAR NET CAPITAL REQUIREMENTS OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$	36,078
EXCESS NET CAPITAL	$	376,263
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.31-1

NOTE: There were no differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2009.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

February 25, 2010

Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley Hills, MA 02481-5699

In planning and performing our audit of the financial statements of Clarendon Insurance Agency, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)) as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on these financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



CLARENDON INSURANCE AGENCY
(SEC I.D. No. 21590)
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2009 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT